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Sōl Bistro St Pete

health food restaurant

2149 3 Ave S, #6
St Petersburg, FL 33712
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Sōl Bistro St Pete previously received $23,200 of investment through Mainvest.
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Data Room
Updates 10
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.75× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Sōl Bistro St Pete is seeking investment to supplement start-up costs due to supply chain issues and incre
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Sōl Bistro St Pete is offering perks to investors. You earn perks based on your total investment amount in t

Invest $500 and receive a $100 Gift Card with no expiration. Invest $500 or more to qualify. 20 of 20 rema

$100 Gift Card or Electronic Gift Card for $500 investment. No cash value and gratuity not included.

This is a preview. It will become public when you start accepting investment.
PRESS
Sol St. Pete to bring health-conscious comfort food to the Warehouse Arts District — St. Pete Rising

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THE TEAM
Debbie DeVico-O'Neil & Ron O'Neil
Owners

Debbie and Ron have both been in the health and wellness industry for over 20 years.

Debbie is owner and executive chef at sōl bistro st Pete. For the past 7 years she has owned and operated
Services, which offers holistic personal chef services, 1:1 and group lifestyle and nutrition coaching, and in
classes.

Ron is owner and director of operations at sōl bistro st pete. For 7 years he was owner and personal traine
which closed it's doors in June 2021.

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OUR OFFERINGS

Our evolving menu is composed of scratch-made, farm-to-table, delicious, healing, and easy-to-digest se
grass-fed/finished, and wild-caught protein from Oliver Heritage Farms, fresh herbs, locally sourced produ
local farms, progressive wines, craft ciders and seltzers from 3 Daughters Brewing, craft gluten-free beers
house made allergen-free desserts!

GLUTEN-FREE
LACTOSE INTOLERANT
PEANUT-FREE
SOY-FREE
REFINED SUGAR-FREE
LOCALLY SOURCED
LOCAL CIDER, & SELTZER
SUPPORT SUSTAINABLE VINEYARDS
CRAFT GLUTEN-FREE BEER & HARD KOMBUCHA
COMMITTED TO SUPPORTING LOCAL CHARITIES
YOUTH MENTORSHIP AND INTERNSHIP
PRIVATE EVENT SPACE
OUTDOOR GARDEN SEATING
BIOPHILIC DESIGN
CRAFT SANGRIA DECK
IN-HOUSE GF PASTIES & DESSERTS
LOCAL GRASS-FED AND FINISHED BEEF

There are only 5 days left in our campaign! Let's finish strong. If you've already invested, thank you so mu
family and let's see how close we can get to maxing out at $25k! If you haven't invested yet, feel free to re
have and I'll answer them to the best of my ability...

SEPTEMBER 17TH, 2021
MOVIN AND SHAKIN!

Things are moving along nicely here at Sōl Bistro St Pete! Renovations have begun, our kitchen is looking
some delicious samples to create with!

Check out these Giant delicious healing and culinary local mushrooms from our new friend cactus hat mus
relationships and partnerships with other local small businesses.

SEPTEMBER 17TH, 2021
28 Days Left!

There are 25 days left to invest with your friends, family, and anyone else who loves to support local busin

Our goal is $25K. We are so close! Anyone can invest with as little as $100.

Please reach out if you have any questions and please share this investment opportunity link.

Enjoy the weekend!

SEPTEMBER 10TH, 2021
35 Days Left!

🚨 35 Days Left! 🚨 We are so excited that we have already raised $17,5000 towards our goal of $25,000 o
to all who are helping to make our dream a reality!

It's not too late to invest! Join us in making our dream a reality and please share this unique investment op
Anyone can Invest in our Mainvest campaign today with as little as $100. Every dollar counts!!

SEPTEMBER 3RD, 2021
Goals!

We are setting a goal to get at least 15 new investors for our Mainvest Campaign from 8/24 through Labor
bio to find out more! Pleas e share with your friends. Anyone can invest as little as $100 to be part of some
the community. When you invest in us you are investing in other local businesses. Let's keep St. Pete local

AUGUST 25TH, 2021

Thank you all so much for your support! Every bit counts! On Monday, We we will visit the local farm we ar
fed and finished beef, pasture raised chicken, eggs, and turkey. It's a humane farm and the owners are a w
our local farms!

AUGUST 17TH, 2021
Note from Founder:

Hi Everyone,

We'd like to thank everyone for their early support! The reason you are receiving this email is because we
Revenue Sharing Note. We've decided to move the maturity date of the note up to December 2025; we're

Thank you,

– Team Sōl Bistro

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Supplement start up costs $7,050
Mainvest Compensation $450
Total $7,500
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,080,000 $1,188,000 $1,271,160 $1,334,718 $1,374,759
Cost of Goods Sold $270,000 $297,000 $317,790 $333,679 $343,689
Gross Profit $810,000 $891,000 $953,370 $1,001,039 $1,031,070

EXPENSES

Rent $14,400 $14,760 $15,129 $15,507 $15,894
Utilities $12,000 $12,300 $12,607 $12,922 $13,245
Salaries $422,760 $465,036 $497,588 $522,467 $538,140
Insurance $6,000 $6,150 $6,303 $6,460 $6,621
Equipment Lease $10,800 $11,070 $11,346 $11,629 $11,919
Repairs & Maintenance $1,200 $1,230 $1,260 $1,291 $1,323
Legal & Professional Fees $3,000 $3,075 $3,151 $3,229 $3,309
Operating Profit $339,840 $377,379 $405,986 $427,534 $440,619

Securitization None
Maturity Date July 1, 2026
Financial Condition
No operating history

Sōl Bistro St Pete was established in July, 2021. Accordingly, there are limited financial statements and inf
evaluating this investment opportunity, investors should consider factors outlined in the risk section as we

Forecasted milestones

Sōl Bistro St Pete forecasts the following milestones:

Secure lease in St. Petersburg, FL by July, 2021.

Hire for the following positions by September, 2021: Evening Assistant General Manager, Daytime Assistar
Chef, Prep-cooks, and Servers.

Achieve $1,080,000 revenue per year by 2023.

Achieve $339,840 profit per year by 2023.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Sōl Bistro St Pete's fundraising. Howe
additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees
a Note is not like that at all. The ability of Sōl Bistro St Pete to make the payments you expect, and ultimate
depends on a number of factors, including many beyond our control.

Limited Services

Sōl Bistro St Pete operates with a very limited scope, offering only particular services to potential clients,
customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these
additional risk.

newly established entity and therefore has no operating history from which forecasts could be projected v

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the hold your investment for its full term.

The Company Might Need More Capital

Sōl Bistro St Pete might need to raise more capital in the future to fund/expand operations, buy property a members, market its services, pay overhead and general administrative expenses, or a variety of other rea additional capital will be available when needed, or that it will be available on terms that are not adverse tc Bistro St Pete is unable to obtain additional funding when needed, it could be forced to delay its business altogether.

Changes in Economic Conditions Could Hurt Sōl Bistro St Pete

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c declining employment, changes in real estate values, changes in tax policy, changes in political conditions other factors are unpredictable and could negatively affect Sōl Bistro St Pete's financial performance or al event Sōl Bistro St Pete ceases operations due to the foregoing factors, it can not guarantee that it will be revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Sōl B subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin public offering of shares (for example, publicly-traded firms must generally provide investors with quarter have been audited by an independent accounting firm). Although Title III does require extensive informatic different decision if you had more information.

Lack of Ongoing Information

Sōl Bistro St Pete will be required to provide some information to investors for at least 12 months following is far more limited than the information that would be required of a publicly-reporting company; and Sōl Bi providing annual information in certain circumstances.

Future Investors Might Have Superior Rights

If Sōl Bistro St Pete needs more capital in the future and takes on additional debt or other sources of finan
rights superior to yours. For example, they might have the right to be paid before you are, to receive larger
in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchan

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with Sōl Bistro St Pete or management), which is responsible for monitoring Sōl Bistro St Pet
St Pete will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Sōl Bistro St
than your initial expectations.

You Do Have a Downside

Conversely, if Sōl Bistro St Pete fails to generate enough revenue, you could lose some or all of your mone

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Sōl Bistro St Pete, and the revenue of Sōl Bistro St Pe
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b
unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of Sōl Bistro St Pete to banks, commercial finance ler
institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Please tell me more about...
Alicia C. Austin, TX 9 days ago

I would like to support them and try out their amazing menu!! We also went to high school together so tha

benyamin h. St Petersburg, FL 18 days ago

Great to be here! Wondering though how you projected your cost of repairs? I've worked in/opened some
always higher than we think. Also salary costs seem to be incredibly consistent. My experience is that sala
operation were incredibly high, and that in year 2 and 3 they lessened and stabilized as the staff became

Debbie D. 15 days ago Sōl Bistro St Pete Entrepreneur

Hi Benyamin! We are a small bistro and have several restauranteur friends who we have consulted with. W
personal chef and caterer for the past 7 years. Between my experience and our consulting with friends in t
together some pretty sound projections.

AOLSON R. Saint Paul, MN 24 days ago

Any updates on the staffing status? (The "Forecasted milestones" section suggested Sept was the early s
adjustments the forecast based on labor / wages, cost of goods irregularities and or supply chain constrai

Debbie D. 23 days ago Sōl Bistro St Pete Entrepreneur

Aolson, We did start hiring staff in Sept. and are creating a post to hire additional staff this week. We have
potential head chef that we are meeting with next week. We have had delays due to supply chain constrai
paint base supplies, which has delayed our opening to mid October. Nothing major. Our advantage is that
and farmers for most of our supplies. Thank you for your inquiry.

Mike P. 2 months ago

I'm very interested in your concept. Please tell me more about your plan to open and successfully operate
posed by COVID-19.

Debbie D. a month ago Sōl Bistro St Pete Entrepreneur

Mike, Thank you for your interest. We have outdoor seating that accommodates 50+ guests, with the oppo
building. We are currently transforming our outdoor dining area into a covered garden dining space. Anoth
as established health and wellness professionals for decades in the Tampa Bay Area, is that we are well co
support from locals and patrons of our wonderful community.

Tina S. St Petersburg, FL 2 months ago

Hi Lon. We have taken over an existing restaurant. It's a turnkey operation with the exception of removing convection oven, and installing our concept. The estimated value of existing equipment is $20k. Hope this

Travis K. 2 months ago

What restaurant was it previously?

Debbie D. 2 months ago Sōl Bistro St Pete Entrepreneur

Hi Travis. It was previously WEPA Cocina de Puerto Rico. The original owner fell ill and handed the keys ov ground. So, they came to us and asked if we wanted to put our health-focused concept into it and transfo alignment with the arts and health conscious community.

Travis K. 2 months ago

What restaurant was it previously?

Sōl Bistro St Pete isn't accepting investments right now, but is trying to get a sense of how they should str to provide any money, and we won't be accepting money or selling securities, until all of its forms with the ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, yo

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